SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 Report on Form 6-K for the Month of March 2002
                               Dated March 4, 2002



                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F  X           Form 40-F
                            ---                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes                    No X
                      ---                  ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1 Banco Comercial Portugues, S.A. (the "Bank") has announced the appointment of Mr. Marc Monras Vinas and Mr. Jose Pulido Valente as Chairman and Vice-Chairman, respectively, of ActivoBank (Spain) and the reduction of the number of members of the Board of Directors of ActivoBank (Spain) in order to achieve greater operational focus.

          In addition, the Bank has agreed to appoint Mr. Jose Pulido Valente and Mr. Marc Monras Vinas as Chairman and Vice-Chairman, respectively, of ActivoBank7 (Portugal) and the reduction of the number of members of the Board of Directors of ActivoBank7 (Portugal) in order to achieve greater operational focus.


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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.



                                        By: Antonio Rodrigues
                                            --------------------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                        By: Luis Gomes
                                            --------------------------------
                                            Luis Gomes
                                            General Manager


Date: March 4, 2002


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